Exhibit 4.11
CERTIFICATE OF TRUST

OF

GREAT SOUTHERN CAPITAL TRUST IV

THIS CERTIFICATE OF TRUST OF GREAT SOUTHERN CAPITAL TRUST IV (the “Trust”) is being duly executed and filed by the undersigned on behalf of the Trust to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. §§3801 et seq.) (the “Act”).

1.	Name. The name of the statutory trust being formed is Great Southern Capital Trust IV.

2.	Trustee. The name and business address of the trustee of the Trust with its principal place of business in the State of Delaware are as follows:

Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890-1615
ATTN: Corporate Trust Services

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Trust in accordance with Section 3811(a) of the Act.

WILMINGTON TRUST COMPANY,
not in its individual capacity but solely as Delaware Trustee of the Trust

By:       /s/ Michael H. Wass
Name:  Michael H. Wass
Title:    Financial Services Officer